                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)


                                KERR GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.50
                         (Title of Class of Securities)

                                  492376 10 8
                                 (CUSIP Number)

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                October 28, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|.

                                  SCHEDULE 13D

CUSIP No. 492376 10 8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ESOP Election Committee under Kerr Group, Inc.
                  1987 Employee Incentive Stock Ownership Plan

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  N/A                                       a[ ]
                                                            b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                  N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                      7.  SOLE VOTING POWER
                                       0

 NUMBER OF            8.  SHARED VOTING POWER
  SHARES                               174,063
BENEFICIALLY
 OWNED BY
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING                             0
  PERSON
   WITH
                      10.  SHARED DISPOSITIVE POWER
                                       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            174,063

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]
                  N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.43%

14.  TYPE OF REPORTING PERSON*
                  EP, IN

         This statement is being filed by the ESOP Election Committee (the "Committee") under the Kerr Group, Inc. 1987 Employee Incentive Stock Ownership Plan (the "Plan") to amend and restate in its entirety its Schedule 13D filed with the Securities and Exchange Commission on November 16, 1987, as amended (as amended, the "Schedule").

Item 1.  Security and Issuer.

                  This statement relates to shares of Common Stock, par value $.50 per share, of Kerr Group, Inc. (the "Company"), 500 New Holland Avenue, Lancaster, PA 17602-2104.

Item 2.  Identity and Background.

                  The persons filing this statement constitute the Committee appointed by the Company's Board of Directors under the terms of the Plan. The members of the Committee file this statement in their individual capacities as such and not in their capacities as directors of the Company. The Committee consists of three individuals:


Name                       Occupation                              Business Address
Gordon C. Hurlbert         President and Chief Executive Officer   Gateway Center
                           of GCH Management Services, Inc.        Room 996
                           (business consulting firm)              Pittsburgh, PA  15222

James C. Mellor            Executive Vice President and Director   Pierre Laclede Center,
                           of General Dynamics Corporation         St. Louis, Mo.  63105
                           (aerospace, shipbuilding, business
                           systems and natural resources)

Robert M. O'Hara           Chairman and Chief Executive Officer    Kettering Towers,
                           of OMS Company (investment and          Suite 1240
                           management services)                    Dayton, Ohio  45423

                  Each member of the Committee is a United States citizen.

                  The Committee was established under the Plan on October 19, 1987 solely to direct the trustee of the trust created under the Plan as to the voting of unallocated shares of Company Common Stock held in such trust. Membership on the Committee is restricted to directors of the Company who are not employees of the Company or any subsidiary or controlled affiliate thereof. Unless prohibited by law or regulation, all directions given by the Committee must be effected in accordance with instructions from Plan participants. See
Item 5. The Committee's principal office is c/o Kerr Group, Inc., 500 New Holland Avenue, Lancaster, PA 17602-2104.

                  Neither the Committee nor any of its members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, nor during the past five years has the Committee or any of its members been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

Item 3.  Source and Amount of Funds.

                  From October 20, 1987 to November 15, 1987, the Kerr Glass Manufacturing Corporation 1987 Employee Incentive Stock Ownership Plan Trust (the "Trust") created under the Plan purchased an aggregate of 231,500 shares of Company Common Stock on the open market in connection with the establishment of the Plan. The purchase price per share ranged from $8.25 to $11.25 and totaled an aggregate of $2,354,625, exclusive of fees and commissions. A loan from Security Pacific National Bank and Chemical Bank to the Company pursuant to a Credit Agreement, dated as of February 27, 1987, as amended (the "Credit Agreement"), served as the source of the funds used in the purchases.

                  From November 16, 1987 to November 23, 1987, the Trust created under the Plan purchased an aggregate of 38,600 shares of Common Stock on the open market in connection with the establishment of the Plan. The purchase price per share of Common Stock for such purchases ranged from $9.625 to $10.375 and totaled an aggregate of $382,562.50, exclusive of fees and commissions. A loan to the Company pursuant to the Credit Agreement served as the source of the funds used in the purchases. The proceeds were loaned by the Company to the Trust in exchange for temporary promissory notes due December 31, 1994, issued by the ESOP Trustee, in the aggregate amount of the cost of the purchased shares (including fees and commissions) and bearing interest as determined from time to time according to the Credit Agreement or any refinancing thereof.

                  From November 24, 1987 to December 4, 1987, the Trust created under the Plan purchased an aggregate of 41,600 shares of Common Stock on the open market in connection with the establishment of the Plan. The purchase price per share of Common Stock for such purchases ranged from $9.875 to $10.375 and totaled an aggregate of $420,135, exclusive of fees and commissions. A loan to the Company pursuant to the Credit Agreement served as the source of the funds used in the purchases. The proceeds were loaned by the Company to the Trust in exchange for temporary promissory notes due December 31, 1994, issued by the ESOP Trustee, in the aggregate amount of the cost of the purchased shares (including fees and commissions) and bearing interest as determined from time to time according to the Credit Agreement or any refinancing thereof.

                  From December 5, 1987 to December 23, 1987, the Trust created under the Plan purchased an aggregate of 38,000 shares of Common Stock on the open market in connection with the establishment of the Plan. The purchase price per share of Common Stock for such purchases ranged from $9.75 to $11.875 and totaled an aggregate of $423,937.50, exclusive of fees and commissions. A loan to the Company pursuant to the Credit Agreement served as the source of the funds used in the purchases. The proceeds were loaned by the Company to the Trust in exchange for temporary promissory notes due December 31, 1994, issued by the ESOP Trustee, in the aggregate amount of the cost of the purchased shares (including fees and commissions) and bearing interest as determined from time to time according to the Credit Agreement or any refinancing thereof.

                  From December 24, 1987 to January 27, 1988, the Trust created under the Plan purchased an aggregate of 46,670 shares of Common Stock on the open market in connection with the establishment of the Plan. The purchase price per share of Common Stock for such purchases ranged from $11.375 to $12.250 and totaled an aggregate of $560,542.50, exclusive of fees and commissions. A loan to the Company pursuant to the Credit Agreement served as the source of the funds used in the purchases. The proceeds were loaned by the Company to the Trust in exchange for temporary promissory notes due December 31, 1994, issued by the ESOP Trustee, in the aggregate amount of the cost of the purchased shares (including fees and commissions) and bearing interest as determined from time to time according to the Credit Agreement or any refinancing thereof.

                  From January 28, 1988 to February 12, 1988, the Trust created under the Plan purchased an aggregate of 48,300 shares of Common Stock on the open market in connection with the establishment of the Plan. The purchase price per share of Common Stock for such purchases ranged from $11.875 to $12.375 and totaled an aggregate of $709,350.00, exclusive of fees and commissions. A loan to the Company pursuant to the Credit Agreement served as the source of the funds used in the purchases. The proceeds were loaned by the Company to the Trust in exchange for temporary promissory notes due December 31, 1994, issued by the ESOP Trustee, in the aggregate amount of the cost of the purchased shares (including fees and commissions) and bearing interest as determined from time to time according to the Credit Agreement or any refinancing thereof.

                  From February 13, 1988 to March 2, 1988, the Trust created under the Plan purchased an aggregate of 10,223 shares of Common Stock on the open market in connection with the establishment of the Plan. The purchase price per share of Common Stock for such purchases ranged from $11.250 to $12.125 and totaled an aggregate of $119,999.12, exclusive of fees and commissions. A loan to the Company pursuant to the Credit Agreement served as the source of the funds used in the purchases. The proceeds were loaned by the Company to the Trust in exchange for temporary promissory notes due December 31, 1994, issued by the ESOP Trustee, in the aggregate amount of the cost of the purchased shares (including fees and commissions) and bearing interest as determined from time to time according to the Credit Agreement or any refinancing thereof. The purchase of Common Stock on March 2, 1988 concluded the Company's purchase program of shares for the Plan announced on October 20, 1987.



Item 4.  Purpose of Transaction.

                  The Plan is intended to be a leveraged employee stock ownership plan qualified under the provisions of the Internal Revenue Code of 1986. The Plan is also subject to various provisions of the Employee Retirement Income Security Act of 1974. Accordingly, the Plan must be operated for the exclusive benefit of the Plan participants and their beneficiaries. According to the Plan, it was established to enable participants in the Plan, who are substantially all the salaried employees of the Company (the "Participants"), to share in the growth and prosperity of the Company and to provide them with an opportunity to accumulate capital for their future economic security. According to its terms, the Plan has also been designed to be available as a means of corporate finance for the Company, and may be used to provide Participants with beneficial ownership of the Company's Common Stock, to receive loans (or other extensions of credit), to finance the acquisition of Common Stock and to meet the Company's financial requirements. The text of the Company's press release dated October 20, 1987 (Exhibit 6 hereto) is herein incorporated by reference.

                  The Plan provides for, among other things, the acquisition of Company Common Stock in credit transactions (each an "Acquisition Loan") and the allocation of such stock to the accounts of Participants ratably according to their relative compensation as Acquisition Loans are repaid. Stock allocated to a Participant's account under the Plan is 100% vested at all times and will be distributed to the Participant (or his or her beneficiary) following his or her termination of service with the Company. Participant contributions to the Plan are neither required nor permitted. The Committee has no power to acquire or dispose of any assets on behalf of the Plan or Trust, and the ESOP Trustee has only such powers as are granted by the Plan and Trust documents. See Item 5 hereof for a description of the terms of the Plan relating to the Participant vote required in connection with the disposition of all or substantially all the Common Stock in the Trust.

                  In connection with the termination of certain Participants' employment with the Company and pursuant to the terms of the Plan, the Committee instructed the Company's transfer agent to record the transfer, as of March 8, 1993, from the Plan of 106,484 shares of Common Stock to these former employees. Stock certificates representing these shares of Common Stock were mailed to the former employees on or about March 12, 1993. Since its inception and from time to time, the Plan has distributed a total of 164,857 shares of Common Stock to persons who had participated in the Plan, which amount includes the 106,484 shares of Common Stock distributed as reported herein.

                  In connection with the termination of certain Participants' employment with the Company and pursuant to the terms of the Plan, the Committee instructed the Company's transfer agent to record the transfer, as of January 25, 1995, from the Plan of 6,515 shares of Common Stock to these former employees. Stock certificates representing these shares of Common Stock were mailed to the former employees on January 25, 1995. Since its inception and from time to time, the Plan has distributed a total of 196,265 shares of Common Stock to persons who had participated in the Plan, which amount includes the 6,515 shares of Common Stock distributed as reported herein.

                  In connection with the termination of certain Participants' employment with the Company and pursuant to the terms of the Plan, the Committee instructed the Company's transfer agent to record the transfer, as of January 9, 1996 and February 15, 1996 from the Plan of 23,599 and 6,849 shares of Common Stock, respectively, to these former employees. Stock certificates representing these shares of Common Stock were mailed to the former employees on January 9, 1996 and February 15, 1996, respectively. Since its inception and from time to time, the Plan has distributed a total of 238,561 shares of Common Stock to persons who had participated in the Plan, which amount includes the 30,448 shares of Common Stock distributed as reported herein.

                  In connection with the termination of certain Participants' employment with the Company and pursuant to the terms of the Plan, the Committee instructed the Company's transfer agent to record the transfer, as of October 28, 1996, from the Plan of 27,631 shares of Common Stock to these former employees. Stock certificates representing these shares of Common Stock were mailed to the former employees on October 28, 1996. Since its inception and from time to time, the Plan has distributed a total of 290,830 shares of Common Stock to persons who had participated in the Plan, which amount includes the 27,631 shares of Common Stock distributed as reported herein.

                  Other than as described herein, the Committee acting under the Plan has no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material changes in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

                  The Company is not subject to the Investment Company Act of 1940, as amended, and disclosure provisions under this Item relating thereto are inapplicable.

                  The filing of this statement by the Committee pursuant to Rule 13d-1(a) is without prejudice to, and should not be construed as a waiver of, the Committee's right to file a statement under Rule 13d-1(b).

Item 5.  Interest in Securities of the Issuer.

                  (a) Neither the Committee nor its members is the legal owner of the shares of the Common Stock held by the Plan, and each individual member of the Committee and the Committee itself disclaims beneficial ownership of the shares of Common Stock held by the Plan. The shares of Common Stock are held in trust for Participants and their beneficiaries by the ESOP Trustee. None of the members of the Committee are Plan Participants.

                  The members of the Committee own of record the following number of shares of Common Stock:

                  James R. Mellor           3,858 shares
                  Robert M. O'Hara          1,825 shares
                  Gordon C. Hurlbert        2,000 shares

                  The shares of Common Stock held by the members of the Committee shown above include shares owned in conjunction with family members. Each individual member of the Committee and the Committee itself disclaims beneficial ownership of shares owned by other individual Committee members and their family members.

                  (b) Section 8(a) of the Plan provides that, except as set forth below, all shares of Common Stock held in the Trust which have been allocated to Participants' accounts are required to be voted by the ESOP Trustee as instructed by the Participants to whose accounts such shares have been allocated. The Plan also provides that the Committee must direct the ESOP Trustee to vote all unallocated shares of Common Stock held in the Trust as instructed by Participants, as if such shares had been allocated according to each Participant's base salary rate in effect as of the end of the month last preceding the record date for taking of such vote, as more fully set forth in
Section 8(a) of the Plan, which is incorporated by reference herein. The Committee must direct the ESOP Trustee to vote all uninstructed allocated shares of Common Stock held in the Trust in the same favorable and negative proportions as the allocated shares for which voting instructions have been received are voted. Likewise, the Committee must direct the ESOP Trustee to vote all uninstructed shares deemed allocated as set forth above in the same favorable and negative proportions as the deemed allocated shares for which voting instructions have been received are voted. In the event the committee is required by law to exercise any discretion in directing the ESOP Trustee as to the voting of any shares of Common Stock, the Committee is required by the Plan to give all proper consideration to the interests of Participants as expressed by their voting instructions.

                  A vote of Participants is also required for the termination of, or substantial amendment to, the Plan prior to the repayment of the first Acquisition Loan, or in the event of any tender, exchange or other proposed sale by the Trust of all or substantially all the shares of Common Stock then held in the Trust. In any such event, the Committee must also direct the voting of shares in the manner described above. The affirmative vote of a majority of all the shares then held in the Trust will be needed to approve any such action. The provisions regarding voting of the allocated and unallocated shares are described in full in Section 8 of the Plan and Sections D and L of the Trust Agreement, which are incorporated by reference herein.

                  The foregoing is the extent to which the Committee may direct the voting of any shares held in the trust under the Plan.

                  Mr. Hurlbert, Mr. O'Hara and Mr. Mellor have sole power to vote, direct the voting of, dispose and direct the disposition of their respective 2,000, 1,825 and 3,858 shares of Common Stock which each owns of record as set forth in the table in Item 5(a).

                   (c) No shares of Common Stock were acquired during the sixty-day period ended October 28, 1996 by the Committee or its members.

                  Stock certificates representing 27,631 shares of Common Stock were mailed to former employees on October 28, 1996. No other transactions in Common Stock were engaged in by the Plan during the sixty-day period preceding the date hereof. After taking into account the transfer of the 27,631 shares of Common Stock, the Plan beneficially owns an aggregate of 174,063 shares of Common Stock, which amount represents 4.43% of the outstanding shares of Common Stock. The percentage used in this paragraph is calculated based upon the 3,933,095 shares of Common Stock outstanding as of October 31, 1996 reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996. On October 28, 1996, the closing price of the Common Stock was $ 3 1/8 per share.

                   (d) The Plan provides that any cash dividends received in respect of allocated shares of Common Stock may be paid currently to Participants or held in their accounts for later distribution, as directed by a committee administering the benefits under the Plan. Cash dividends may be applied to service Acquisition Loan indebtedness or to pay Plan expenses. Otherwise, such dividends will constitute net income of the Trust allocable to Participants' accounts for later distribution. The Trust Agreement requires the Trustee to make all distributions pursuant to the Plan, which may include stock or cash, as directed by such administrative committee.

                   (e) As a result of the transactions described above, the Plan has ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The rights and powers of the Committee to direct the vote of shares of Common Stock held in Trust under the Plan are set forth in, and limited by, the terms of the Plan, which is attached hereto as Exhibit 1 and which is incorporated by reference herein. Other than pursuant to the Plan, neither the Committee nor its members has any contract, arrangement, understanding or relationship with respect to securities of the Company relating to the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies. See also Item 5 for a summary of the Plan provisions applicable to the voting of shares by Participants.

Item 7.  Materials to be Filed as Exhibits.

                  1. Kerr Glass Manufacturing Corporation 1987 Employee Incentive Stock Ownership Plan effective as of October 19, 1987.

                  2. Kerr Glass Manufacturing Corporation 1987 Employee Incentive Stock Ownership Trust Agreement, dated as of October 19, 1987, by and between Kerr Glass Manufacturing Corporation and United National Bank - North, as Trustee.

                  3. Credit Agreement, dated as of February 27, 1987, as amended, among Kerr Glass Manufacturing Corporation, Security Pacific National Bank and Chemical Bank is hereby incorporated by reference to the Kerr Glass Manufacturing Corporation Form 10-K for the fiscal year ended December 31, 1986 filed with the Securities and Exchange Commission.

                  4. Commitment letter dated October 9, 1987 and supplemental letters dated October 9, October 19 and October 20, 1987 from Chemical Bank.

                  5. Commitment letter dated October 9, 1987 and supplemental letters dated October 9 and October 19, 1987 from Security Pacific National Bank.

                  6. Press release issued by Kerr Glass Manufacturing Corporation dated October 20, 1987.